Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on April 23, 2012. Common and/or Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority
Re-election of John C. Maney+
Class III to serve until 2015 		61,090,864 		1,404,285
Election of Deborah A. DeCotis
Class III to serve until 2015 		61,014,925 		1,480,224

The other members of the Board of Trustees at the time of the meeting, namely*, Messrs. Bradford K. Gallagher, James A. Jacobson*, Hans W. Kertess*, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee